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                           August 1, 2022

       Kinney L. McGraw
       Chief Executive Officer
       Midnight Gaming Corporation
       1900 E. Golf Road
       Suite 950
       Schaumburg, Illinois 60173

                                                        Re: Midnight Gaming
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2022
                                                            File No. 333-266245

       Dear Mr. McGraw:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2022 letter.

       Form S-1 filed July 21, 2022

       Executive Compensation, page 24

   1. Please update your compensation disclosure for the fiscal year ended December 31, 2021.
                                                        See Item 402(m) of
Regulation S-K.
       Financial Statements for the Three Months Ended March 31, 2022 and March 31, 2021
       Balance Sheet, page F-13

   2.                                                   Revise your heading
As on March 31, 2022    to indicate that these balances are
                                                        unaudited.
 Kinney L. McGraw
Midnight Gaming Corporation
August 1, 2022
Page 2
Statement of Operations, page F-14

3. It appears that you are including a statement of operations for the year ended March 31,
         2021. Revise to clarify if you mean the three months ended March 31, 2021. Otherwise, include a statement of operations for the three months ended March 31, 2021. In this regard, the requirements of Article 8-03 of Regulation S-X are to provide only statements of comprehensive income and statements of cash flows for the interim period up to the
         date of the issuer   s most recent fiscal quarter and the comparable
period of the preceding
         fiscal year. Also, ensure that each of your headings for the three months ended March 31,
         2022 and the three months ended March 31, 2021 indicate that these balance are unaudited.
Statement of Cash Flows, page F-16

4.       Revise your headings    For the three months ended March 31, 2022 and
  For the three
         months ended March 31, 2021    to indicate that these balances are
unaudited.
Notes to Financial Statements
Note 6-Related Party Transactions, page F-20

5. Your disclosure indicates that you are due $29,126 from a shareholder who owns 27.5%
         of the shares of the company and that during Q1 2022, the balance shifted from a liability to a loan receivable. Clarify where this $29,126 receivable is reflected on your balance sheet as of March 31, 2022. Also, reconcile the changes in the balance due to/from this shareholder during the three months ended March 31, 2022 with the amounts you disclose in the statement of cash flows. Ensure that amounts included in your statement of cash flows only reflect amounts actually paid to or received from this shareholder. Ensure your notes fully explain the changes in this balance.
6. Your balance sheet and statement of cash flows appear to indicate that you received
         $100,000 during the period reflected as a Note Payable, but the notes to the financial statements do not describe this transaction. Please disclose the terms of this note payable including interest rate and repayment terms.
Exhibits
FirstName LastNameKinney L. McGraw
Comapany
7.          NameMidnight
       Please              Gaming Corporation
              have your Independent Registered Public Accounting Firm update the date of its
Augustconsent
        1, 2022in Exhibit
                Page 2 23.1.
FirstName LastName
 Kinney L. McGraw
FirstName  LastNameKinney  L. McGraw
Midnight Gaming  Corporation
Comapany
August     NameMidnight Gaming Corporation
       1, 2022
August
Page 3 1, 2022 Page 3
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology